June 21, 2006


Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Cline:

         This letter is in response to your comment letter dated June 7, 2004 in which you reviewed the information filed by WSFS Financial Corporation (the "Company") with the Commission on May 10, 2006.

         For your convenience, the comments from your letter are repeated below in italics. The Company responses are shown after each comment.


Notes to Consolidated Financial Statements
------------------------------------------

Note 20 - Accounting for Derivative Instruments and Hedging - page 58
---------------------------------------------------------------------

         1. We note your response to our previous comment 2. From your disclosure on page 45, it appears that this debt was refinanced with new Pooled Floating Rate Securities in April of 2005. Your disclosure further indicates that you purchased an interest rate cap. It appears from your disclosure that this was the same interest rate cap used to hedge the original $50.0 million of trust preferred securities. Please tell us in detail how you considered paragraph 33 of SFAS 133 in accounting for the dedesignation and redesignation of this interest rate cap.

Response to Comment 1 -

         In our response to the Commission dated May 8, 2006 and filed on May 10, 2006, we described that, in connection with our adoption of FIN 46R, we discontinued hedge accounting on January 1, 2004 as a result of the deconsolidation of the trust formed in 1998 to issue trust preferred securities. The discontinuance of the hedge accounting was required by DIG Issue E-22. Pursuant to that Issue, we identified a surrogate item for purposes of reflecting the ongoing effect of the

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         previous hedge accounting for our discontinued  hedging relationship in a manner consistent with our risk management policy and the objectives of the discontinued hedging relationship. The identified surrogate item was the subordinated debt issued by the Company to the trust in connection with the trust's issuance of its preferred securities. On January 1, 2004, we did not redesignate the cap in a cash flow hedging relationship.

         In 2005, as referenced in the Commission's comment, we did refinance our previous trust preferred securities. After we evaluated the requirements of paragraph 33 of SFAS 133, we determined that the then existing amount reported in accumulated other comprehensive income resulting from our prior hedging relationship and the subsequent accounting required by DIG Issue E-22 should not be reclassified into earnings immediately. This was the result of our determination that the hedged forecasted transaction under the hedging relationship, which had, pursuant to DIG Issue E-22 been identified as interest payments on our subordinated debt, was not probable not to occur. This conclusion was reached because the variable interest payments on the 2005 subordinated debt have exactly the same terms as the 1998 subordinated debt.


         We hope the foregoing has been fully responsive to your comment letter.
Please  feel  free  to  contact  me  if  you  need  additional   information  or
clarification.

Sincerely,


/s/Stephen A. Fowle

Stephen A. Fowle
Executive Vice President and
Chief Financial Officer